 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

California Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13057Q305
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Solar Projects LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,148,821 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,148,821 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,148,821 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.37%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Solar Trust No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,148,821 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,148,821 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,148,821 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.37%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Comeg Trust LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		90,044 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

90,044 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,044 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Comeg Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		90,044 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

90,044 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,044 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Daniel Scott Gimbel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,000 shares of Common Stock*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,238,865 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

8,000 shares of Common Stock*
	8	SHARED DISPOSITIVE POWER

6,238,865 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,246,865 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.50%
12	TYPE OF REPORTING PERSON

IN

* These shares are held in Mr. Gimbel’s individual retirement account.

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CUSIP No. 13057Q305

Item 1(a).	Name of Issuer:

California Resources Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 World Trade Center
Suite 1500
Long Beach, California 90831

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Solar Projects LLC (“Solar Projects”)

First Republic Trust Company of Delaware

c/o: Solar Projects LLC

1201 North Market Street, Suite 1002

Wilmington, DE 19801

Citizenship: Delaware

Solar Trust No. 2 (“Solar Trust”)

First Republic Trust Company of Delaware

c/o: Solar Trust No. 2

1201 North Market Street, Suite 1002

Wilmington, DE 19801

Citizenship: Delaware

Comeg Trust LLC (“Comeg LLC”)

Peak Trust Company NA

c/o: Comeg Trust

3711 Kennett Pike, Suite 105

Greenville, Delaware 19807

Citizenship: Delaware

Comeg Trust (“Comeg Trust”)

Peak Trust Company NA

c/o: Comeg Trust

3711 Kennett Pike, Suite 105

Greenville, Delaware 19807

Citizenship: Delaware

Daniel Scott Gimbel

323 Pablo Rd

Ponte Vedra Beach, FL 32082

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

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CUSIP No. 13057Q305

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

13057Q305

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on December 31, 2022, (i) Solar Projects beneficially owned 6,148,821 shares of Common Stock, (ii) Comeg LLC beneficially owned 90,044 shares of Common Stock, and (iii) Mr. Gimbel beneficially owned 8,000 shares of Common Stock through his individual retirement account.

8

CUSIP No. 13057Q305

Solar Trust, as the sole member of Solar Projects, may be deemed to beneficially own the 6,148,821 shares of Common Stock beneficially owned by Solar Projects.

Comeg Trust, as the controlling member of Comeg LLC, may be deemed to beneficially own the 90,044 shares of Common Stock beneficially owned by Comeg LLC.

Mr. Gimbel, as the manager of Solar Projects and the trustee of Solar Trust, may be deemed to beneficially own the 6,148,821 shares of Common Stock beneficially owned by Solar Projects, and, as the manager of Comeg LLC and the trustee of Comeg Trust, may be deemed to beneficially own the 90,044 shares of Common Stock beneficially owned by Comeg LLC.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Solar Trust and Mr. Gimbel disclaims beneficial ownership of the shares of Common Stock beneficially owned by Solar Projects. Each of Comeg Trust and Mr. Gimbel disclaims beneficial ownership of the shares of Common Stock beneficially owned by Comeg LLC. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 73,470,932 shares of Common Stock outstanding as of September 30, 2022, as represented in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.

As of the close of business on December 31, 2022, (i) Solar Projects beneficially owned and Solar Trust may be deemed to beneficially own approximately 8.37% of the outstanding shares of Common Stock, (ii) Comeg LLC beneficially owned and Comeg Trust may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (iii) Mr. Gimbel may be deemed to beneficially own 8.50% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

9

CUSIP No. 13057Q305

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Solar Trust and Mr. Gimbel may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Solar Projects. Comeg Trust and Mr. Gimbel may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Comeg LLC.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 13057Q305

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

SOLAR PROJECTS LLC

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Manager

SOLAR TRUST NO. 2

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Trustee

COMEG TRUST LLC

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Manager

COMEG TRUST

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Trustee

/s/ Daniel Scott Gimbel
DANIEL SCOTT GIMBEL

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